Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	Mark R. Witmer, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: November 9, 2012

National Bancshares Corporation Announces Third Quarter Earnings

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $857,000 for the quarter ended September 30, 2012, an increase from $762,000 for the same period in 2011. Earnings per share were $0.39 and $0.34 for September 30, 2012 and 2011, respectively.

Third Quarter 2012 Business Highlights:

~ Net interest income for the quarter ended September 30, 2012 was $3,669,000, an increase of $230,000 or 6.7% compared to $3,439,000 in the same period in 2011.

~ Noninterest expense decreased 2.0% to $3,093,000.

~ Loans, net of allowance for loan losses increased $41.5 million or 19.4% from $213.9 million as of December 31, 2011 to $255.4 million as of September 30, 2012.

~ Total deposits increased $42.0 million or 12.3% from $340.7 million as of December 31, 2011 to $382.7 million as of September 30, 2012.

Year-to-Date 2012 Highlights:

Net income for the first nine months of 2012 increased 2.0% to $1,874,000 from $1,838,000 for the same period in 2011. Net income was positively impacted by an increase in net interest income and a decrease in noninterest expense and negatively impacted by an increase in the provision for loan losses.

Provision for loan losses totaled $1,339,000 for the first nine months of 2012 compared to $447,000 for the same period in 2011. The increase in the provision for loan losses is primarily related to changes in the collateral valuations based on information obtained in 2012 for two commercial real estate loan relationships. Charge-offs of $481,000 and $282,000 were recorded for these relationships, in the second and third quarters of 2012 respectively.


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Noninterest income for the first nine months decreased $97,000 or 4.5%, to
$2,073,000 from $2,170,000 in the same period in 2011. Noninterest income in 2011 included $171,000 of gains recorded on the sale of the guaranteed portion of six Small Business Administration (SBA) loans and $173,000 of gains recorded on the sale of securities. Mortgage banking income increased $179,000 for the nine month period ended September 30, 2012 compared to the same period in 2011, due to an increase of mortgage loans sold.

Noninterest expense for the first nine months of 2012 was $9,106,000, a decrease of 3.6% from $9,450,000 for the same period in 2011, due to a reduction of legal expenses, a reduction in the use of outside information technology consultants and a decrease in the FDIC assessment expense, due to a change in the methodology of calculating the FDIC assessment.

September 30, 2012 Financial Condition:

Total assets increased 10.8% to $450.1 million as of September 30, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $131.5 million compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $41.5 million to $255.5 million compared to $213.9 million at December 31, 2011. Deposits increased 12.3% to $382.7 million compared to $340.7 million at December 31, 2011. Shareholders` equity increased 5.2% to $45.0 million from $42.7 million at the end of 2011. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $4.4 million compared to $3.6 million as of December 31, 2011.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,402,000 at September 30, 2012. Allowance for loan losses as a percentage of total loans decreased from 1.46% at year-end 2011 to 1.31% at September 30, 2012, due to a decrease in the percentage of classified loans to total loans during the same period.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $1.5 million at September 30, 2012. The decrease was primarily due to three loans that were transferred to other real estate owned and one significant relationship that was changed from nonaccrual status to accrual. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest.

Loans past due 30 through 89 days and still accruing, decreased from $641 thousand to $618 thousand as of September 30, 2012. Adversely classified loans, including substandard and doubtful, decreased from $7.2 million at December 31, 2011 to $6.2 million at September 30, 2012. Management believes the allowance for loan losses is adequate as of September 30, 2012.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2011. The Company assumes no obligation to update any forward-looking statement.

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
Selected Consolidated Financial Data (Unaudited)

Balance Sheet Data:
(dollars in thousands)
                                 Sep 30,   Jun 30,   Mar 31,   Dec 31,   Sep 30,
                                 2012      2012      2012      2011      2011
Cash and cash equivalents        $ 36,833  $ 31,937  $ 23,125  $ 15,213  $ 29,071
Securities available for sale     131,450   131,957   145,930   150,175   144,008
Loans, net                        255,448   239,924   222,346   213,952   207,096
Deposits                          382,679   370,743   352,408   340,664   340,319
Repurchase agreements              12,627     9,417     9,816    10,168    10,071
Federal Home Loan Bank advances     5,000     8,000     8,000     9,000     9,000
Shareholders' equity               44,950    43,740    43,156    42,745    42,215
Total assets                      450,051   436,154   417,731   406,086   407,059


Income Statement Data:
(dollars in thousands, except per
  share data)                                    Nine months ended
                                                 Sep 30,      Sep 30,
                                                 2012         2011          Change
Interest income                                  $  11,892    $  11,487       3.5 %
Interest expense                                     1,343        1,581     (15.1)%
Net interest income                                 10,549        9,906       6.5 %
Provision for loan losses                            1,339          447     199.6 %
Net interest income after provision for
  loan losses                                        9,210        9,459      (2.6)%
Noninterest income                                   2,073        2,170      (4.5)%
Noninterest expense:
Salaries and employee benefits                       4,508        4,470       0.9 %
Data processing                                        889          865       2.8 %
Net occupancy                                        1,050        1,113      (5.7)%
Professional and consulting fees                       297          497     (40.2)%
FDIC assessment                                        215          302     (28.8)%
Other                                                2,147        2,203      (2.5)%
Total noninterest expense                            9,106        9,450      (3.6)%
Income before income taxes                           2,177        2,179      (0.1)%
Income tax expense                                     303          341     (11.1)%
Net income                                       $   1,874    $   1,838       2.0 %
Earnings per share, basic and diluted            $    0.85    $    0.83       2.4 %
Weighted average shares outstanding, basic       2,217,194    2,210,914
Weighted average shares outstanding, diluted     2,219,708    2,210,914

Income Statement Data:
(dollars in thousands, except per
  share data)                                    Three months ended
                                                 Sep 30,      Sep 30,
                                                 2012         2011          Change
Interest income                                  $   4,108    $   3,920       4.8 %
Interest expense                                       439          481      (8.7)%
Net interest income                                  3,669        3,439       6.7 %
Provision for loan losses                              209          150      39.3 %
Net interest income after provision for
  loan losses                                        3,460        3,289       5.2 %
Noninterest income                                     714          817     (12.6)%
Noninterest expense:
Salaries and employee benefits                       1,557        1,521       2.4 %
Data processing                                        304          296       2.7 %
Net occupancy                                          348          368      (5.4)%
Professional and consulting fees                       101          171     (40.9)%
FDIC assessment                                         66           72      (8.3)%
Other                                                  717          728      (1.5)%
Total noninterest expense                            3,093        3,156      (2.0)%
Income before income taxes                           1,081          950      13.8 %
Income tax expense                                     224          188      19.1 %
Net income                                       $     857    $     762      12.5 %
Earnings per share, basic and diluted            $    0.39    $    0.34      14.7 %
Weighted average shares outstanding, basic       2,218,445    2,213,269
Weighted average shares outstanding, diluted     2,220,891    2,213,269
nm - not meaningful

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
Quarterly Earnings Summary (Unaudited)
Previous Eight Quarters:
(dollars in thousands, except per
  share data)
                                              Sep          Jun          Mar          Dec
                                              2012         2012         2012         2011
Interest income                               $   4,108    $   3,934    $   3,850    $   3,926
Interest expense                                    439          451          453          469
Net interest income                               3,669        3,483        3,397        3,457
Provision for loan losses                           209          981          149          153
Net interest income after provision for
  loan losses                                     3,460        2,502        3,248        3,304
Noninterest income                                  714          723          636          862
Noninterest expense                               3,093        2,967        3,046        3,289
Income (loss) before income taxes                 1,081          258          838          877
Income tax expense (benefit)                        224          (59)         138          103
Net income                                    $     857    $     317    $     700    $     774
Earnings per share:
Basic and diluted                             $    0.39    $    0.14    $    0.32    $    0.35
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,218,445    2,216,562    2,216,526    2,213,269

                                              Sep          Jun          Mar          Dec
                                              2011         2011         2011         2010
Interest income                               $   3,920    $   3,892    $   3,675    $   3,704
Interest expense                                    481          522          578          755
Net interest income                               3,439        3,370        3,097        2,949
Provision for loan losses                           150          150          147          879
Net interest income after provision for
  loan losses                                     3,289        3,220        2,950        2,070
Noninterest income                                  817          621          732          744
Noninterest expense                               3,156        3,148        3,146        2,969
Income (loss) before income taxes                   950          693          536         (155)
Income tax expense (benefit)                        188          104           49         (163)
Net income                                    $     762    $     589    $     487    $       8
Earnings per share:
Basic and diluted                             $    0.34    $    0.27    $    0.22    $    0.01
Cash dividends per share                      $    0.08    $    0.08    $    0.08    $    0.08
Weighted average shares outstanding           2,213,269    2,209,717    2,209,717    2,205,973

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